Exhibit 4.1

BRAVERMAN INTERNATIONAL, P.C.
Certified Public Accountants
1255 McDonald Drive
PRESCOTT, AZ 86303
CELL 602-881-3870
PHONE 928-771-1122, FAX 928-777-8378

hiluv007@aol.com

March 23, 2006

To The Board of Directors,
FUSA Capital Corporation

This letter is being sent to you as notification that Braverman International, P.C. is herewith withdrawing from the audit of FUSA Capital Corporation, effective today, as we can no longer can rely on the representations of management and its internal controls in connection with the examination of the consolidated financial statements of FUSA Capital Corporation and Subsidiary.

A letter of termination is also being sent to the Securities and Exchange Commission today and you are thereby required to file Form 8-K notifying them of this matter. Until that form is filed, I will remain the auditor of record.

Although I had hoped that the termination based on the above reasons could have been avoided, had I been afforded the opportunity of visiting your offices and discussing the many audit issues encountered directly with the Board of Directors and continue with other facets of the audit at that time , your silence in regard to my several requests to make that trip during the weekend of March 24-26, 2006, this leaves me to conclude that you do not want to explain or discuss any of the matters involving the conditions under which our relationship is being terminated.

I will return all of your documents via Fedex forthwith and I would appreciate your payment of the balance on the account when billed to you. In appreciation of doing that, I will make available all audit files to whomever you choose to succeed me. Any copying and postage, etc. costs will be requested in advance

Sincerely,
/s/ Ivan Braverman
Ivan Braverman, President
Braverman International, P.C.